Goodwin Procter LLP
                               Counsellors at Law
                                 Exchange Place
                                Boston, MA 02109
                                 T: 617.570.1000
                                 F: 617.523.1231




March 29, 2005



VIA EDGAR
---------

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   ADELANTE FUNDS
      POST-EFFECTIVE AMENDMENT NO. 7 TO 1933 ACT
      FILE NO. 333-90085 AND AMENDMENT NO. 8 TO
      1940 ACT FILE NO. 811-09679
      ---------------------------

Ladies and Gentlemen:

We understand that Adelante Funds (the "Registrant"), is transmitting for filing with the Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the above-referenced amendment (the "Amendment") to the Registrant's Registration Statement on Form N-1A.

Principal revisions reflected in the Amendment are as follows: (a) new or revised disclosure that addresses new disclosure requirements relating to fair value, frequent trading and disclosure of portfolio holdings and (b) disclosure reflecting the changes in the Registrant's advisory arrangements that were the subject of the proxy statement filed by the Registrant on December 14, 2004. The Registrant anticipates filing an amendment pursuant to Rule 485(b) on or before May 31, 2005, the proposed effective date for the Amendment, as the annual update to the financial information in the Registration Statement.

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Securities and Exchange Commission
Page 2
March 29, 2005


If you have any questions or concerns with respect to the Amendment, please do not hesitate to contact the undersigned at 617-570-1050.

Sincerely,

/s/ Jackson B.R. Galloway

Jackson B.R. Galloway